Exhibit 21.1

The names and ownership structure of our subsidiaries are set forth in the chart below.

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage
Gateway Pipeline Company	Texas	100% by Gateway Energy Corporation
Gateway Offshore Pipeline Company	Nebraska	100% by Gateway Energy Corporation
Gateway Energy Marketing Company	Louisiana	100% by Gateway Energy Corporation
Gateway Processing Company	Texas	100% by Gateway Energy Corporation
CEU TX NPI, L.L.C.	Delaware	100% by Gateway Energy Corporation
Gateway-Madisonville Pipeline, L.L.C.	Texas	67% by Gateway Pipeline Company and 33% by Gateway Processing Company
Gateway Pipeline USA Corporation	Delaware	100% by Gateway Energy Corporation
Gateway Delmar LLC	Delaware	100% by Gateway Energy Corporation
Gateway Commerce LLC	Delaware	100% by Gateway Energy Corporation